Exhibit 99.1

NuCana Reports Fourth Quarter and Year-End 2020 Financial Results

and Provides Business Update

Presented Encouraging Clinical Data for NUC-3373 and NUC-7738

Continued to Enroll Global Phase III Biliary Tract Cancer Study (NuTide:121) of Acelarin with Potential for Accelerated Approval Filing

Raised $80 million in a Follow-on Offering

Augmented the Board of Directors with Two Key Appointments

Numerous Clinical Data Announcements and Study Initiations Expected in 2021

Edinburgh, United Kingdom, March 4, 2021 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the fourth quarter and year ended December 31, 2020 and provided an update on its broad clinical program with its transformative ProTide therapeutics.

As of December 31, 2020, NuCana had cash and cash equivalents of £87.4 million compared to £100.7 million at September 30, 2020 and £52.0 million at December 31, 2019. NuCana continues to advance its various clinical programs and reported a net loss of £12.3 million for the quarter ended December 31, 2020, as compared to £7.7 million for the quarter ended December 31, 2019. Net loss for the year ended December 31, 2020 was £30.7 million, compared to a net loss of £21.4 million for the year ended December 31, 2019. Basic and diluted loss per share was £0.24 for the quarter and £0.81 for the year ended December 31, 2020, as compared to £0.24 per share for the comparable quarter and £0.66 for the year ended December 31, 2019.

“2020 was a very successful year for NuCana,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “Against the challenging backdrop of the COVID-19 pandemic, we continued to advance all of our clinical programs and generate encouraging clinical and non-clinical data. Throughout 2020, we made good progress in the Phase III NuTide:121 biliary tract cancer study and expect to enroll sufficient patients in 2021 to complete the first interim analysis in 2022, which may support an accelerated approval filing. In September, we provided an update on two of our lead programs at ESMO that further validate the use of our proprietary ProTide technology. NUC-3373 continued to demonstrate its potential to offer enhanced efficacy, an improved safety profile and a more convenient dosing regimen as compared to 5-FU in patients with colorectal cancer. We also announced the first-ever clinical data for NUC-7738, which showed promising indications of anti-cancer activity and a favorable tolerability profile.”

Mr. Griffith continued: “During 2020, we completed a successful $80 million follow-on offering that significantly strengthens our balance sheet. We also appointed a new non-executive Chairman, Andrew Kay and a new non-executive director, Bali Muralidhar. Both individuals bring a wealth of experience and we look forward to their contributions as we advance NuCana’s programs.”

Mr. Griffith concluded: “We were excited to begin 2021 with the announcement of additional interim data for NUC-3373 in patients with colorectal cancer that continued to demonstrate encouraging efficacy and safety at ASCO GI. We look forward to continuing to drive recruitment across all of our ongoing studies, announce additional clinical data, and initiate new studies in 2021. We remain focused on our mission of significantly improving treatment outcomes for patients with cancer.”

Anticipated 2021 Milestones

•	Acelarin is a ProTide transformation of gemcitabine. In 2021, NuCana expects to:

•

Complete recruitment sufficient to enable the first interim analysis in 2022 of the Phase III study of Acelarin combined with cisplatin as a first-line treatment for patients with advanced biliary tract cancer.

•	NUC-3373 is a ProTide transformation of the active anti-cancer metabolite of 5-FU. In 2021, NuCana expects to:

•

Report data from the Phase Ib study (NuTide:302) of NUC-3373 in combination with other agents with which 5-FU is typically combined, such as leucovorin, oxaliplatin and irinotecan in patients with advanced colorectal cancer.

•	Initiate and report data from a Phase Ib expansion / Phase II study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Initiate a Phase III study of NUC-3373 in combination with other agents for patients with colorectal cancer.

•	Report data from the Phase I study (NuTide:301) of NUC-3373 in patients with advanced solid tumors.

•	NUC-7738 is a ProTide transformation of a novel nucleoside analog, 3’-deoxyadenosine. In 2021, NuCana expects to:

•	Report data from the Phase I study (NuTide:701) of NUC-7738 in patients with advanced solid tumors.

•	Initiate a Phase II study of NUC-7738 in patients with solid tumors.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase III study for patients with advanced biliary tract cancer and a Phase III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is in a Phase I study for the potential treatment of a wide range of patients with advanced solid tumors and a Phase Ib study for patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 to be filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations

	For the three months ended December 31,		For the year ended December 31,
	2020	2019	2020	2019
	(in thousands, except per share data)
	(unaudited)
	£	£	£	£
Research and development expenses	(7,981)	(5,177)	(25,899)	(19,728)
Administrative expenses	(1,906)	(1,722)	(7,050)	(5,953)
Net foreign exchange losses	(4,082)	(2,210)	(3,472)	(1,019)

Operating loss	(13,969)	(9,109)	(36,421)	(26,700)
Finance income	12	182	246	1,049

Loss before tax	(13,957)	(8,927)	(36,175)	(25,651)
Income tax credit	1,696	1,219	5,493	4,239

Loss for the period	(12,261)	(7,708)	(30,682)	(21,412)

Basic and diluted loss per share	(0.24)	(0.24)	(0.81)	(0.66)

Condensed Consolidated Statements of Financial Position

at December 31,

	2020	2019
	(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	4,753	3,960
Property, plant and equipment	1,189	1,109
Deferred tax asset	44	46

	5,986	5,115
Current assets
Prepayments, accrued income and other receivables	4,628	4,710
Current income tax receivable	9,822	8,481
Cash and cash equivalents	87,356	51,962

	101,806	65,153

Total assets	107,792	70,268

Equity and liabilities
Capital and reserves
Share capital and share premium	142,937	80,840
Other reserves	66,887	62,737
Accumulated deficit	(110,594)	(80,055)

Total equity attributable to equity holders of the Company	99,230	63,522

Non-current liabilities
Provisions	46	26
Lease liabilities	367	538

	413	564
Current liabilities
Trade payables	2,257	2,412
Payroll taxes and social security	177	160
Accrued expenditure	5,437	3,342
Lease liabilities	278	268

	8,149	6,182

Total liabilities	8,562	6,746

Total equity and liabilities	107,792	70,268

Condensed Consolidated Statements of Cash Flows

for the year ended December 31,

	2020	2019
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the year	(30,682)	(21,412)
Adjustments for:
Income tax credit	(5,493)	(4,239)
Amortization and depreciation	890	718
Finance income	(246)	(1,049)
Interest expense on lease liabilities	26	—
Share-based payments	4,305	3,226
Net foreign exchange losses	3,481	1,006

	(27,719)	(21,750)
Movements in working capital:
Increase in prepayments, accrued income and other receivables	(9)	(2,452)
Decrease in trade payables	(155)	(43)
Increase in payroll taxes, social security and accrued expenditure	2,112	393

Movements in working capital	1,948	(2,102)

Cash used in operations	(25,771)	(23,852)

Net income tax received	4,152	19

Net cash used in operating activities	(21,619)	(23,833)

Cash flows from investing activities
Interest received	319	1,116
Payments for property, plant and equipment	(361)	(46)
Payments for intangible assets	(1,271)	(1,215)

Net cash used in investing activities	(1,313)	(145)

Cash flows from financing activities
Payments of lease liabilities	(297)	(197)
Proceeds from lease incentives received	—	25
Proceeds from issue of share capital – exercise of share options	15	125
Proceeds from issue of share capital	66,581	—
Share issue expenses	(4,499)	—

Net cash from (used in) financing activities	61,800	(47)

Net increase (decrease) in cash and cash equivalents	38,868	(24,025)

Cash and cash equivalents at beginning of year	51,962	76,972

Effect of exchange rate changes on cash and cash equivalents	(3,474)	(985)

Cash and cash equivalents at end of year	87,356	51,962

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

T: +44 131 357 1111

E: info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

T: +1 339-970-2843

E: chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

T: +1 212-223-4017

E: mjanic@rooneyco.com